FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Mr Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-1103

13 August 2007

Form 20-F for the fiscal year ended 31 December 2006
Filed 24 April 2007
File No. 001-10306

Dear Mr Vaughn

Thank you for your letter of 26 July 2007.  Our reply to your comment is set out below. For reasons of business confidentiality, in a separate letter dated the date hereof, we request that the information in the first paragraph (with the exception of the first sentence thereof) and the information in the second paragraph (with the exception of most of the first sentence thereof), each under “The circumstances of the error in more detail”, and the information in the first paragraph under “How you determined the error/restatement did not impact the income statement” of this letter provided in response to Comment 1 of your letter dated 26 July 2007 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001) and related guidance, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

All page references are to the Form 20-F for the year ended 31 December 2006.  References to ‘the Company’ are to the Royal Bank of Scotland Group plc, ‘the Group’ means the Company and its subsidiaries.

Note 48 – Restatement of Cash Flow Statements, page 186

You disclose The Group cash flow statements for the years ended 31 December 2005 and 2004 and the company cash flow statement for the year ended 31 December 2005 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents.  Please tell us:

The nature of the amounts presented in the line labelled ‘Elimination of foreign exchange differences’ in operating activities

2007.08.13.1

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

The item labelled ‘Elimination of foreign currency exchange differences’ adjusts operating profit before tax to remove non-cash movements attributable to foreign exchange differences; principally those on cash and cash equivalents and on monetary items that form part of investing or financing activities.

The circumstances of the error in more detail

In its 2006 Annual Report filed on Form 20-F, the Group disclosed that the error in the cash flow statement related to an 'inadvertent error in the calculation of the effects of foreign exchange rates changes on cash and cash equivalents'.  [**Sentences redacted**]

We believe that the control deficiency that gave rise to this restatement [**Words redacted**] to be an isolated instance.  [**Sentences redacted**]

How you determined the error/restatement did not impact the income statement

[**Paragraph redacted**]

Why the Company cash flow statement for the year ended 31 December 2004 was restated but the Group cash flow statement was not restated

We advise the staff that the Company cash flow statement for the year ended 31 December 2004 was not restated, as the Company had no foreign currency cash and cash equivalents at 31 December 2003 or at 31 December 2004.  The Group cash flow statement for 2004 was restated for the reasons described above.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2006 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our response, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768 in the first instance.

Yours sincerely

/s/ Guy Whittaker

Guy Whittaker
Group Finance Director

2007.08.13.2